SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20
Publicly Held Company
CVM Registration: 1431-1
SEC Registration (CUSIP) 20441B407 – Class B Preferred Shares
SEC Registration (CUSIP) 20441B308 – Common Shares
LATIBEX Registration 29922 – Class B Preferred Shares

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), in compliance with Article 12 of CVM Instruction 358/02, hereby informs its shareholders and the market in general that it has received a correspondence from Brandes Investment Partners, L.P., (transcribed below) stating, In the capacity of investment adviser, the information that increased its participation, in aggregate form, that it now holds a total of 12,869,094 class B preferred shares (CLPE6) representing approximately 10.0309% of all COPEL's PNB shares, as per the correspondence below.

Curitiba, January 30, 2018

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

San Diego, California, January 29, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Attn. Mr. Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

Rua Coronel Dulcídio, 800 – Batel Curitiba, Paraná
By e-mail: ri@copel.com

Subject: CVM Instruction 358 Communication – Disclosure of Investment of more than 10% in Preferred Shares Class "B" (CPLE6) of Companhia Paranaense de Energia – Copel (“COPEL”)

1 Brandes Investment Partners, L.P (“Brandes”) is an investment advisory firm with federal accreditation in the United States of America.

2 Brandes is an investment advisor to several clients (“Clients”), particularly U.S. institutional investors.

3 Clients give Brandes a discretionary mandate regarding the investment and divestment of assets in the portfolios managed by it. These assets are registered in the name of each Client or a person designate by him/her and are not formally held by Brandes at any time.

4 Having provided this information about our organization and the structure of our relationship with our clients, we refer to Instruction 358, issued by the Brazilian Securities and Exchange Commission on January 3, 2002 (as amended, “CVM Instruction 358”).

5 In compliance with the disclosure requirements under article 12 of CVM Instruction 358, please be advised that, as a result of the exercise by Brandes of its aforesaid capacity of discretionary investiment adviser, Clients hold, as of January 26, 2018, on an aggregated basis, 12,869,094 CPLE6 shares, which holding represents 10.0309% of the CPLE6 shares in issue.

6 The information required by article 12 of CVM Instruction 358 is provided below:

(i) Identification of Brandes: Brandes is headquartered at 11988 El Camino Real, Suite 600, San Diego, CA 92130, USA;

(ii) Purpose: None of the Clients aims to change COPEL’s control composition or administrative structure;

(iii) Consolidated Position: The one presented in paragraph 5 above;

(iv) Other COPEL Securities: To the best of our knowledge, the Clients do not have any other securities or derivative financial instruments referenced to COPEL shares. However, we believe that, even if they held them, these could not be added to their share of the consolidated position reported herein because it is solely processed by our discretionary management;

(v) Agreement Governing Voting Rights: In addition to the investment advisory agreement that we enter into with each Client for the purpose of managing their assets and which, as a rule, allows us to exercise the voting rights granted by the shares that make up the Client’s portfolio, there is no agreement or contract between Brandes and part of or all the Clients who hold the consolidated interest reported herein governing any joint action or similar agreement on the exercise of voting rights or the purchase and sale of COPEL securities.

Please make appropriate disclosure to the market and CVM.

If you need any clarification or information on this notice to the market, please contact Ian Rose at 1 858 853 3251 or via e-mail (ian.rose@brandes.com).

We thank you in advance for your time.

Sincerely,

Brandes Investment Partners, L.P

____________________________
Name: Ian Rose

Position: General Counsel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 31, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.